Exhibit 99.1
News Release

BROOKFIELD INFRASTRUCTURE TO INVEST $350 MILLION
IN SOUTH AMERICAN TRANSPORTATION INFRASTRUCTURE

Hamilton, Bermuda, December 23, 2013 – Brookfield Infrastructure (NYSE: BIP; TSX: BIP.UN) today announced it has signed agreements to invest alongside institutional investors to acquire an approximate 27% interest in VLI, one of Brazil’s largest rail and port logistics businesses, for R$2 billion (approximately US$850 million), of which Brookfield Infrastructure will invest approximately $350 million.

“We are pleased to be expanding our transport platform by acquiring high quality port and rail assets in South America,” said Sam Pollock, CEO of Brookfield Infrastructure.  “We expect volumes in this business to increase as the economy improves, as customers make use of our surplus capacity and as we pursue expansion opportunities, providing us with attractive future organic growth.”

The terms of Brookfield’s investment include a mechanism to ensure that a minimum return is achieved over a period of up to six years from closing, which is expected to occur in the first half of 2014.

VLI is one of the largest logistics operators in Brazil, providing transport of general cargo in Brazil through an integrated system of railroads, ports and inland terminals.  Its rail consists of over 4,000 km under concession and is integrated with five inland terminals and three ports.  The system covers eight states which represent approximately 60% of the country´s GDP.

This investment provides Brookfield Infrastructure with the opportunity to participate in the evolution and growth of the logistics and transportation industries in Brazil.  VLI expects to deploy over R$6.0 billion to upgrade and expand operations over the next seven years, allowing it to capture volume growth from increased activity in the agriculture, steel and other industrial sectors in Brazil.

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Brookfield Infrastructure operates high quality, long-life assets that generate stable cash flows, require relatively minimal maintenance capital expenditures and, by virtue of barriers to entry and other characteristics, tend to appreciate in value over time. Its current business consists of the ownership and operation of premier utilities, transport and energy in North and South America, Australasia, and Europe. It also seeks acquisition opportunities in other infrastructure sectors with similar attributes. Brookfield Infrastructure’s payout policy targets 5% to 9% annual growth in distributions. Units trade on the New York and Toronto stock exchanges under the symbols BIP and BIP.UN, respectively. For more information, please visit Brookfield Infrastructure’s website at www.brookfieldinfrastructure.com.

For more information, please contact:

Investors: Tracey Wise Vice President, Investor Relations Tel: 416-956-5154 Email: tracey.wise@brookfield.com	Media: Andrew Willis Senior Vice President, Communications and Media Tel: 416-369-8236 Email: andrew.willis@brookfield.com

Note: This news release contains forward-looking statements and information within the meaning of the Canadian securities laws. Forward-looking statements may include estimates, plans, expectations, opinions, forecasts, projections, guidance or other statements that are not statements of fact. Forward-looking statements in this news release include statements regarding potential new investments by Brookfield Infrastructure and the future performance of those investments. Forward-looking statements can be identified by the use of words such as “will”, “expect”, “growth”, “continue” and “targets”, or variations of such words and phrases. Although Brookfield Infrastructure believes that such forward-looking statements and information are based upon reasonable assumptions and expectations, no assurance is given that such expectations will prove correct. The reader should not place undue reliance on forward-looking statements and information as such statements and information involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Brookfield Infrastructure to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements and information. Except as required by law, Brookfield Infrastructure does not undertake any obligation to publicly update or revise any forward-looking statements or information, whether written or oral, that may be as a result of new information, future events or otherwise.